FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 20, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Investor Conference Materials entitled, “AU Optronics 2003 2nd Quarter Results”, dated August 20, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 20, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

Agenda

Welcome and Introduction

2Q’03 Financial Results

Recent Development

Remarks

Q&A

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements can be found in AU Optronics’ annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003.

2Q’03 Financial Results

	2Q 2003 Income Statement (Consolidated)
	Amount : NT$ Million Except Per Share Data

		2Q'03(a)		1Q'03(a)		QoQ Change %	1H'03(a)

	Net Sales	23,842	100.0%	18,268	100.0%	30.5%	42,110	100.0%
	Cost of Goods Sold	(19,241)	(80.7%)	(16,378)	(89.7%)	17.5%	(35,619)	(84.6%)
	Gross Profit	4,601	19.3%	1,890	10.3%	143.4%	6,491	15.4%
	Operating Expenses	(1,618)	(6.8%)	(1,343)	(7.4%)	20.5%	(2,961)	(7.0%)

	Operating Income	2,983	12.5%	547	3.0%	445.3%	3,530	8.4%
	Net Non-operating Income (Exp.)	(58)	(0.2%)	(368)	(2.0%)	(84.2%)	(425)	(1.0%)

	Income before Tax	2,926	12.3%	179	1.0%	1534.6%	3,105	7.4%
	Income Tax Credit (Exp.)	0	0.0%	0	0.0%		0	0.0%

	Net Income	2,926	12.3%	179	1.0%	1534.6%	3,105	7.4%

	Basic EPS (NT$) (b)	0.69		0.04		1625.0%	0.73
	Fully Diluted EPS (NT$) (b)	0.68					0.72

	EBITDA	6,811	28.6%	4,051	22.2%		10,862	25.8%

	Unit Shipment (Million)
	Large Size Panels	2.8		2.3		18.3%	5.1
	Small & Medium Panels (AV)	4.7		2.6		80.1%	7.4

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Total weighted average outstanding shares of 4,255 million and 4,337 million were used in Basic and Fully Diluted EPS calculation for 1H’03 and 2Q’03, while 4,014 million was used for 1Q’03

	2Q 2003 Balance Sheet Highlights (Consolidated)
	Amount : NT$ Million
		2Q'03(a)		1Q'03(a)		QoQ Change %

	Cash & ST Investment	18,523		21,304		(13.1%)
	Inventory	7,162		7,890		(9.2%)
	LT Debt	22,204		23,361		(5.0%)
	Equity	78,812		77,965		1.1%
	Total Assets	131,956		126,876		4.0%

	Fixed Assets	114,172		104,111
	Accumulated Depreciation	(31,989)	28.0%	(28, 624)	27.5%

	Net Fixed Assets	82,182		75,487

	Debt to Equity (Fully Diluted)	38.0%		39.8%
	Net Debt to Equity (Fully Diluted)	18.2%		17.1%
(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis

2Q 2003 Cash Flow Highlights (Consolidated)

Amount : NT$ Million	2Q'03(a)	1Q'03(a)	QoQ Change	1H'03(a)

From Operation	8,844	2,267	6,577	11,111
Net Profit	2,926	179	2,747	,105
Depreciation & Amortization	3,828	3,504	324	7,332

From Investment	(9,114)	(7,736)	(1,378)	(16,850)
Capital Expenditure	(9,683)	(6,911)	(2,772)	(16,594)

From Financing	(1,950)	(2,412)	462	(4,362)
Repayment of Long Term Debt	(1,847)	(2,899)	1,052	(4,746)
Syndication Loan	348	0	348
(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis.

2003 Installed Capacity by Fab
FAB	Substrate Size (mm)	12/2002 Capacity	6/2003 Capacity	12/2003(F) Capacity

L3A (G3.5)	610 x 720	45,000	45,000	45,000

L3B (G3.5)	610 x 720	35,000	35,000	5,000 LTPS 25,000 a-Si

L5(G3.5)	600 x 720	60,000	60,000	60,000

L6(G4.0)	680 x 880	60,000	60,000	60,000

L8A (G5.0)	1100 x 1250	n.a.	20,000	50,000

2003 Revised Financial Forecast (Consolidated)

Amount : NT$ Million Except Per Share Data			2003 Forecast(a)

		Revised	Margin	Previous	Margin

	Net Sales	97,275	100.0%	96,270	100.0%
	Gross Profit	18,096	18.6%	9,854	10.2%
	Operating Profit	11,680	12.0%	3,831	4.0%

	Net Profit	10,509	10.8%	2,580	2.7%

	Basic EPS (NT$)(b)	2.46		0.61

	Forecasted Unit Shipment (Million)
	Large Size Panels (incl. TV)	11.2		11.7
	Small & Medium Panels (A/V)	23.0		23.0

(a)	All figures are prepared by AU Optronics Corp. on a consolidated basis, without accountant review
(b)	Assuming total weighted average outstanding shares of 4,275 million for Basic EPS

Recent Development

Leading 5th Generation Migration in Taiwan

G5 Phase I (L8A: 1100x1250) Smooth Ramp Up: Total Capacity 50K substrates/month
10/11/2002: First equipment move-in
12/8/2002: First G5 mother glass in Taiwan
12/24/2002: First G5 panel light up (17”)
2/2003: First ODF equipment move-in
3/2003: First G5 commercial production commenced in Taiwan
6/2003: 20K substrates/month, smooth ODF phase-in
9/2003 estimated capacity: 35K substrates/month
12/2003 estimated capacity: 50K substrates/month
G5 Phase II (L8B: 1100x1300): 70K substrates/month
4Q 2003: Equipment move-in
2Q 2004: Commercial production
In-House G5 Color Filter Fab (C1):
6/2003: First equipment move in
10/2003: Scheduled mass production

At Forefront of State-of-the-Art Technologies

LTPS: Self-developed technology ready for mass production
Transflective Technology: Self-developed technology leading the industry – Vital for handset, PDA… etc
Brilliant MVA (“b-MVA”) Jointly Developed with FDTC: High brightness & wide view angle notebook PC
LCD TV Technologies:
Fast Response Time: Fast liquid crystal, over drive, image tracking backlight
High Image Quality: Premium MVA (“p-MVA”), high contrast ratio, high brightness, high color saturation
Leading Image Processing: Color mapping, dynamic gamma, black-level extension

At Forefront of State-of-the-Art Technologies

Winner of the 2003 Gold Panel Display Awards by the National Science Council, Industrial Development Bureau and OCIID:
Greatest Industry Contribution – Dr. Po-Yen Lu, EVP of AUO
Best Technology – 16ms fast response LCD, AUO designed and integrated liquid crystal material, pixel design, driving circuit, etc.
Best Product – First G5 technology 26”W TFT-LCD TV panel with Premium MVA
World's first high efficient, low -power, full color a-Si Phosphorescent AMOLED at 2003 SID Conference
World's only 8.4" Ultra Light Weight (210g) SVGA TFT-LCD integrated with Digitizer at the CeBIT HANNOVER 2003

TFT-LCD New Product Highlights

Large Size LCD TV: 26”W & 30”W – Best specifications in industry
Highest brightness & contrast ratio
Slimmest dimensions & weight
Monitor: Industry’s fastest 15” & 17” monitor series
16ms intrinsic response time – 6~18 months ahead of global competitors
12ms series ready to launch in 4Q 2003 – reinforce technology leadership
Handset: 2.2” & 2.7” high resolution for “Smart Phone”
Transflective & LTPS technology
Notebook PC: 12.1”W – a new industrial standard
Slim-type wide format, a new mobile computing trend

http://www.auo.com IR@auo.com

Appendix: Unconsolidated Financial Results

Income Statement (Unconsolidated) QoQ Comparison

	Amount : NT$ Million Except Per Share Data

		2Q'03(a)		1Q'03(a)		QoQ Change %	1H'03(a)

	Net Sales	22,076	100.0%	17,115	100.0%	29.0%	39,191	100.0%
	Cost of Goods Sold	(17,587)	(79.7%)	(15,491)	(90.5%)	13.5%	(33,078)	(84.4%)

	Gross Profit	4,489	20.3%	1,624	9.5%	176.4%	6,113	15.6%
	Operating Expenses	(1,539)	(7.0%)	(1,227)	(7.2%)	25.4%	(2,766)	(7.1%)

	Operating Income	2,950	13.4%	397	2.3%	643.1%	3,347	8.5%
	Net Non-operating Income (Exp.)	(24)	(0.1%)	(218)	(1.3%)	(89.0%)	(242)	(0.6%)

	Income before Tax	2,926	13.3%	179	1.0%	1534.6%	3,105	7.9%
	Income Tax Credit (Exp.)	0	0.0%	0	0.0%		0	0.0%

	Net Income	2,926	13.3%	179	1.0%	1534.6%	3,105	7.9%

	Basic EPS (NT$) (a)	0.69		0.04		1625.0%	0.73
	Fully Diluted EPS (NT$) (a)	0.68					0.72

	EBITDA	6,650	30.1%	3,800	22.2%		10,450	26.7%

(a)	Total weighted average outstanding shares of 4,255 million and 4,337 million were used in Basic and Fully Diluted EPS calculation for 1H’03 and 2Q’03, while 4,014 million was used for 1Q’03.

Balance Sheet& Cash Flow (Unconsolidated) QoQ Comparison
	2Q'03		1Q'03		QoQ Change %

Cash & Cash Equivalents	14,926	11.6%	17,701	14.3%	(15.7%)
ST Inv. / Marketable Securities	2,634	2.0%	3,182	2.6%	(17.2%)
LT Debt	20,757	16.1%	22,258	18.0%	(6.7%)
Equity	78,812	61.2%	77,965	62.9%	1.1%
Total Assets	128,845	100.0%	123,881	100.0%	4.0%

Debt to Equity (Fully Diluted)	36.2%		38.5%
Net Debt to Equity (Fully Diluted)	17.5%		16.1%

Depreciation & Amortization	3,700		3,403		8.7%
Capital Expenditure	8,709		6,269		38.9%
Inventory	6,354		7,393		(14.1%)

Income Statement (Unconsolidated) YoY Comparison
Amount : NT$ Million Except Per Share Data
	2Q'03		2Q'02		YoY Change %

Net Sales	22,076	100.0%	22,671	100.0%	(2.6%)
Cost of Goods Sold	(17,587)	(79.7%)	(16,726)	(73.9%)	5.1%

Gross Profit	4,489	20.3%	5,945	26.1%	(24.5%)
Operating Expenses	(1,539)	(7.0%)	(1,084)	(4.3%)	42.0%

Operating Income	2,950	13.4%	4,861	21.7%	(39.3%)
Net Non-operating Income (Exp.)	(24)	(0.1%)	(965)	(4.3%)	(97.5%)

Income before Tax	2,926	13.3%	3,896	17.4%	(24.9%)
Income Tax Credit (Exp.)	0	0.0%	0	0.0%	–

Net Income	2,926	13.3%	3,896	17.4%	(24.9%)

Basic EPS (NT$)(a)	0.69		1.18		(41.5%)
Fully Diluted EPS (NT$)(a)	0.68		1.06		(35.8%)

EBITDA	6,650	30.1%	7,973	34.8%	-16.6%

  Total weighted average outstanding shares of 4,255 million and 4 ,337 million were used in Basic and Fully Diluted EPS calculation for 2Q’03, while 3,282 million and 3,687 million were used for 2Q’02, respectively.

Balance Sheet & Cash Flow (Unconsolidated) YoY Comparison
Amount : NT$ Million
	2Q'03		2Q'02		Change %

Cash & Cash Equivalents	14,926	11.6%	25,645	20.3%	(41.8%)
ST Inv. & Marketable Securities	2,634	2.0%	5,137	4.1%	(48.7%)
LT Debt	20,757	16.1%	27,422	21.7%	(24.3%)
Equity	78,812	61.2%	77,103	60.9%	2.2%
Total Assets	128,845	100.0%	126,594	100.0%	1.8%

Debt to Equity (Fully Diluted)	36.2%		40.8%
Net Debt to Equity (Fully Diluted)	17.5%		8.3%

Depreciation & Amortization	3,700		3,112		18.9%
Capital Expenditure	8,709		4,979		74.9%
Inventory	6,354		8,285		(23.3%)

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET As of June 30, 2003 and 2002 (Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))

	As of June 30, 2003			As of June 30, 2002		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	431	14,926	11.6	25,645	20.3	(10,719)	(41.8)
Short-term Investment	76	2,634	2.0	5,137	4.1	(2,503)	(48.7)
Notes & Accounts Receivables	447	15,455	12.0	11,266	8.9	4,189	37.2
Other Current Financial Assets	14	492	0.4	570	0.5	(78)	(13.6)
Inventories	184	6,354	4.9	8,285	6.5	(1,931)	(23.3)
Other Current Assets	34	1,168	0.9	1,310	1.0	(142)	(10.8)

Total Current Assets	1,186	41,030	31.8	52,213	41.2	(11,183)	(21.4)

Long-term Investments	46	1,604	1.2	636	0.5	968	152.1

Fixed Assets	3,173	109,805	85.2	87,291	69.0	22,514	25.8
Less Accumulated Depreciation	(914)	(31,625)	(24.5)	(19,946)	(15.8)	(11,678)	58.5

Net Fixed Assets	2,259	78,180	60.7	67,345	53.2	10,835	16.1

Other Assets	232	8,032	6.2	6,400	5.1	1,632	25.5

Total Assets	3,723	128,845	100.0	126,594	100.0	2,252	1.8

LIABILITIES

Accounts Payable	455	15,762	12.2	12,854	10.2	2,908	22.6
Current Installments of Long-term Liabilities	274	9,486	7.4	6,862	5.4	2,624	38.2
Other Current Liabilities	113	3,894	3.0	2,262	1.8	1,632	72.1

Total Current Liabilities	842	29,141	22.6	21,978	17.4	7,163	32.6

Long-term Borrowings	549	18,990	14.7	21,120	16.7	(2,130)	(10.1)
Long-term Commercial Paper	0	0	0.0	2,773	2.2	(2,773)	(100.0)
Bonds and Convertible Bonds Payable	51	1,767	1.4 3,530	2.8	(1,763)	(49.9)
Other Long-term Liabilities	4	134	0.1 90	0.1	44	48.8

Total Liabilities	1,446	50,033	38.8	49,491	39.1	542	1.1

SHAREHOLDERS’ EQUITY

Common Stock	1,234	42,704	33.1	39,766	31.4	2,938	7.4
Capital Surplus	917	31,731	24.6	31,423	24.8	308	1.0
Retained Earnings	134	4,626	3.6	5,930	4.7	(1,304)	(22.0)
Cumulative Translation Adjustment	0	2	0.0	(16)	(0.0)	18	(114.0)
Treasury Stock	(7)	(251)	(0.2)	0	0.0	(251)	0.0

Total Stockholders’ Equity	2,278	78,812	61.2	77,103	49.1	1,710	2.2

Total Liabilities & Stockholders’ Equity	3,724	128,845	100.0	126,594	100.0	2,252	1.8

Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$ 34.61 per U.S. dollar at the end of June, 2003

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2003 and 2002 and Mar.31, 2003
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	1H 2003		% of	1H 2002	YoY	2Q 2003		% of	1Q 2003	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	1,130	39,191	100.0	42,420	(7.6)	636	22,076	100.0	17,115	29.0
Cost of Goods Sold	954	33,078	84.4	33,169	(0.3)	507	17,587	79.7	15,491	13.5

Gross Profit (Loss)	176	6,113	15.6	9,251	(33.9)	129	4,489	20.3	1,624	176.4

Operating Expenses
Selling	10	371	0.9	273	36.0	6	219	1.0	151	44.8
Administrative	31	1,060	2.7	670	58.2	17	582	2.6	478	21.9
Research and Development	39	1,336	3.4	1,066	25.4	21	737	3.3	598	23.3

Total Operating Expenses	80	2,766	7.2	2,008	37.8	44	1,539	7.0	1,227	25.4

Total Operating Income (Loss)	96	3,347	8.5	7,244	(53.8)	85	2,950	13.4	397	643.3

Net Non-Operating Income (Expenses)	(7)	(242)	(0.6)	(1,314)	(81.6)	(1)	(24)	(0.1)	(218)	(89.0)

Income (Loss) before Income Tax	89	3,105	7.9	5,930	(47.6)	84	2,926	13.3	179	1,535.6

Income Tax (Expense) Benefit	0	0	0.0	0	0.0	0	0	0.0	0	-

Net Income (Loss)	89	3,105	7.9	5,930	(47.6)	84	2,926	13.3	179	1,535.6

Basic Earnings (Loss) Per Share	0.0211	0.73		1.81	(59.6)	0.0198	0.69		0.04	1,619.3

Basic Earnings (Loss) Per ADS	0.2106	7.30		18.07	(59.6)	0.1982	6.88		0.40	1,619.3

Weighted Average Number		4,255		3,282			4,255		4,014

Note: (1)	New Taiwan dollars amounts have been translated into U.S. dollars at the weighted average rate of NT$34.648 per U.S. dollar for the first quarter of 2003

(2)	1 ADR equals 10 ordinary shares

AU OPTRONICS CORP. UNCONSOLIDATED STATEMENT OF CASH FLOWS For the 6 Months Ended June 30, 2003 and 2002 (Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD))

	2003		2002

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	90	3,105	5,930
Depreciation & Amortization	205	7,103	6,028
Provision (Reversal) for Inventory Devaluation	44	1,523	786
S.T & L.T Investment Loss recovery profit	(6)	(196)	646
Changes in Working Capital & Others	(78)	(2,699)	(206)

Net Cash Provided by (Used in) Operating Activities	255	8,836	13,185

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	19	666	(635)
Acquisition of Property, Plant and Equipment	(433)	(14,979)	(7,042)
Proceeds from Disposal of Property, Plant and Equipment	9	311	47
Increase in Long-term Equity Investments	(13)	(436)	(524)
Decrease (Increase) in Restricted Cash in Bank	1	23	91
Increase in Intangible Assets	(22)	(746)	(212)
Decrease (Increase) in Other Assets	3	89	(4)

Net Cash Used in Investing Activities	(436)	(15,072)	(8,279)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0	(2,545)
Increase in Guarantee Deposits	0	0	0
Increase (Decrease) in Long-term Borrowings	(127)	(4,399)	(2,408)
Issuance of Common Stock for Cash	0	0	19,170
Directors' and Supervisors' Remuneration	0	0	0
Increase in Treasury Stock	(2)	(68)	0

Net Cash Provided by Financing Activities	(129)	(4,467)	14,217

Effect of Exchange Rate Change on Cash	(1)	(30)	79

Net Increase (Decrease) in Cash and Cash Equivalents	(311)	(10,733)	19,202

Cash and Cash Equivalents at Beginning of Period	741	25,659	6,443

Cash and Cash Equivalents at End of Period	430	14,926	25,645